PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this "**Agreement**") is made effective and entered into as of July 11, 2025 (the "**Effective Date**"), by and among Valleypark Road, LLC, a Delaware limited liability company (the "**Acquiror**"), Piermont Valley Acquisition Corp., a Cayman Islands exempted company (the "**SPAC**"), and Vikasati Partners, LLC, a Delaware limited liability company (the "**Sponsor**"). Each of the Acquiror, the SPAC and the Sponsor are sometimes referred to herein each as a "**Party**" and, collectively, as the "**Parties**".

WHEREAS, the SPAC is a special purpose acquisition company that closed on its initial public offering on December 3, 2021, and the SPAC must complete a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the "**Initial Business Combination**") by March 3, 2026 (unless such date is extended in accordance with the procedures set forth in the SPAC's Organizational Documents (as defined below));

WHEREAS, as of the date of this Agreement, the SPAC has not completed or announced an Initial Business Combination;

WHEREAS, the Sponsor owns an aggregate of 3,925,000 Class A ordinary shares, par value $0.0001 per share, of the SPAC (the "**Class A Shares**") including 60,000 Class A Shares to be transferred to Meteora Strategic Capital, LLC ("**Meteora**") upon the consummation of the Initial Business Combination, and 1 Class B ordinary share, par value $0.0001 per share, of the SPAC (the "**Class B Shares**," and together with the Class A Shares, the "**Ordinary Shares**"), and the Sponsor and the Prior Sponsor (as defined below) own an aggregate of 11,700,000 warrants (the "**Private Warrants**"), with each Private Warrant exercisable for one Class A Share at an exercise price of $11.50 per share;

WHEREAS, the Prior Sponsor (as defined below) owns an aggregate of 1,824,999 Class A Shares including (i) 323,377 Class A Shares that are subject to Non-Redemption Agreements (the "**First Extension Non-Redemption Agreements**") entered into in connection with the extraordinary general meeting of the SPAC's shareholders held for the purpose of approving, among other things, an amendment to the SPAC's Organizational Documents to extend the date by which the SPAC must consummate the Initial Business Combination from June 3, 2023 to March 3, 2024 (the "**First Extension**"), (ii) 120,000 Class A Shares that are subject to Non-Redemption Agreements (the "**Second Extension Non-Redemption Agreements**" and collectively with the First Extension Non-Redemption Agreements, the "**Non-Redemption Agreements**") entered into in connection with the extraordinary general meeting of the SPAC's shareholders held for the purpose of approving, among other things, an amendment to the SPAC's Organizational Documents to extend the date by which the SPAC must consummate the Initial Business Combination from March 3, 2024 to March 3, 2025 (the "**Second Extension**" and together with the First Extension, the "**Extensions**"), (iii) 62,500 Class A Shares to be transferred to Meteora upon the consummation of the Initial Business Combination, and (iv) 1,319,323 Class A Shares that are not subject to Non-Redemption Agreements or otherwise subject to transfer or forfeiture (such 1,319,123 Class A Shares, the "**Prior Sponsor Retained Shares**");

WHEREAS, in accordance with the terms and conditions of this Agreement, the Acquiror will purchase 2,238,999 Class A Shares and 1 Class B Share from the Sponsor (the "**Acquired Securities**") for an aggregate purchase price of $100 (the "**Purchase Price**") payable to the Sponsor;

WHEREAS, in accordance with the terms and conditions of this Agreement, the Sponsor, among others, is executing irrevocable powers of attorney and proxies in favor of the Acquiror to vote or dispose of the Retained Shares (as defined below) in certain situations (together, the "**POAs**" and each a "**POA**");

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.   **Definitions**. As used in this Agreement, the following terms shall have the meanings set forth below:

"Acquired Securities" has the meaning set forth in the Recitals.

"Acquiror" has the meaning set forth in the Preamble.

"Action" means any suit, litigation, arbitration, claim, action or proceeding by or before a Governmental Entity or arbitrator of competent jurisdiction.

"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such Person. As used in this definition, "control" (including, with its correlative meanings, "controlling," "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by Contract or otherwise).

"Agreement" has the meaning set forth in the Preamble.

"Class A Shares" has the meaning set forth in the Recitals.

"Class B Shares" has the meaning set forth in the Recitals.

"Closing" has the meaning set forth in Section 2.3.

"Closing Date" has the meaning set forth in Section 2.3.

"Continental" means Continental Stock Transfer & Trust Company, the SPAC's transfer agent.

"Continuing Director" has the meaning set forth in Section 2.4.3.

"Contract" means, with respect to any Person, any agreement, contract, lease, license or other commitment, in each case, that is legally binding on such Person, whether written or oral, as amended, modified or supplemented.

"Equity Securities" means, as applicable, with respect to any entity, (a) any capital stock or shares, membership interests or other share capital of such entity, (b) any securities (including, without limitation, any notes, debentures, or other debt securities) directly or indirectly convertible into or exchangeable for any capital stock or shares, membership interests or other share capital or containing any profit participation features of such entity, (c) any rights, options, warrants or Contracts directly or indirectly to subscribe for or to purchase any capital stock or shares, membership interests, other share capital or securities containing any profit participation features or to subscribe for or to purchase any securities directly or indirectly convertible into or exchangeable for any capital stock or shares, membership interests, other share capital or securities containing any profit participation features, in each case, of such entity, (d) any share appreciation rights, phantom share rights or other similar rights in respect of such entity, or (e) any Equity Securities issued or issuable with respect to the securities referred to in clauses (a) through (d) above in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

"Event" has the meaning set forth in the definition of "Material Adverse Effect".

"Extension" has the meaning set forth in the Recitals.

"First Extension" has the meaning set forth in the Recitals.

"First Extension Non-Redemption Agreements" has the meaning set forth in the Recitals.

"GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

"General Enforceability Exceptions" has the meaning set forth in Section 4.2.

"Governmental Entity" means any United States or non-United States (a) federal, national, state, provincial, local, municipal, foreign or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal or self-regulatory organization, including any stock exchange), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

"Initial Business Combination" has the meaning set forth in the Recitals.

"Insider Letter" has the meaning set forth in Section 2.1.1.

"Law" means any Cayman Islands or U.S. federal, state, local or non-U.S. statute, law, ordinance, treaty, rule, code, regulation or other binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

"Lien" means any mortgage, pledge, charge, encumbrance, security interest, collateral assignment or lien. "Lien" shall not be deemed to include any license, option or covenant of, or other contractual obligation with respect to, intellectual property.

"Material Adverse Effect" means any event, change, occurrence, development or condition (each, an "Event") that, individually or in the aggregate with all other Events, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, financial condition, results of operations, capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) or prospects of the SPAC or (b) the ability of the Sponsor or the SPAC to consummate the transactions contemplated hereby in accordance with the terms of this Agreement.

"Material SPAC Agreements" has the meaning set forth in Section 4.12.

"New Principal" has the meaning set forth in Section 2.4.5.

"Order" means any outstanding writ, order, judgment, injunction, settlement, decision, award, ruling, subpoena, verdict or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

"Organizational Documents" means the legal document(s) by which any Person (other than an individual) establishes its legal existence, or which govern its legal affairs, including, with respect to any limited liability company, the certificate or articles of formation and limited liability company agreement or operating agreement of such company; with respect to any corporation, the certificate or articles of incorporation and the bylaws of such corporation (or similar documents); with respect to any company, the memorandum and articles of association of such company; and with respect to any general partnership or limited partnership, the certificate of partnership or certificate of limited partnership, as applicable, and the partnership agreement or limited partnership agreement, as applicable, of such general partnership or limited partnership.

"Party" or "Parties" has the meaning set forth in the Preamble.

"Permits" has the meaning set forth in Section 4.6.2.

"Person" means an individual, a partnership, a corporation, a company, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, association or other entity or a Governmental Entity.

"POA" has the meaning set forth in the Recitals.

"Prior Sponsor" means CEMAC Sponsor LP, a Cayman Islands exempted limited partnership.

"Prior Sponsor Retained Shares" means the Class A Shares held by the Prior Sponsor following transfer of the Acquired Securities at the Closing in accordance with this Agreement.

"Prior Takeover Agreement" means the Securities Purchase Agreement, dated as of April 19, 2024, by and between the Prior Sponsor and the Sponsor.

"Private Warrants" has the meaning set forth in the Recitals.

"Prospectus" has the meaning set forth in Section 20.

"Purchase Price" has the meaning set forth in the Recitals.

"Released Claims" has the meaning set forth in Section 20.

"Representatives" means with respect to any Person, such Person's Affiliates and its and such Affiliates' respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

"Retained Shares" means the Class A Shares held by the Sponsor following transfer of the Acquired Securities at the Closing in accordance with this Agreement.

"RRA" has the meaning set forth in Section 2.4.12.

"SEC" means the U.S. Securities and Exchange Commission.

"Second Extension" has the meaning set forth in the Recitals.

"Second Extension Non-Redemption Agreements" has the meaning set forth in the Recitals.

"Securities Act" has the meaning set forth in Section 2.1.1.

"SEC Reports" has the meaning set forth in Section 4.7.1.

"SPAC" has the meaning set forth in the Preamble.

"SPAC Related Party" has the meaning set forth in Section 4.11.

"SPAC Related Party Transaction" has the meaning set forth in Section 4.11.

"SPAC Warrant" means each warrant to purchase one Class A Share at a price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement.

"Sponsor" has the meaning set forth in the Preamble.

"Tax Returns" means all returns, declarations, reports, forms, estimates, information returns and statements filed or required to be filed in respect of any Taxes with a taxing authority (including any schedules or attachments thereto or amendments thereof).

"Taxes" means all U.S. federal, state, county, local, non-U.S. and other taxes, stamp tax, customs, duties, fees, assessments or other similar governmental charges in the nature of a tax (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll-related and property taxes), whether disputed or not, including any amounts imposed as a transferee or successor, by contract or otherwise, and including deficiencies, interest, additions to tax or interest and penalties with respect thereto.

"Trust Account" has the meaning set forth in Section 4.13.

"Trust Amount" has the meaning set forth in Section 4.13.

"Trust Agreement" has the meaning set forth in Section 4.13.

"Warrant Agreement" means that certain Warrant Agreement, dated as of November 30, 2021, by and between the SPAC and Continental, as amended, restated or modified.

"14f Information Statement" has the meaning set forth in Section 7.4.

"14f Waiting Period" has the meaning set forth in Section 7.4.

2.   **Purchase and Closing**.

2.1.   <u>Transfer of Acquired Securities</u>. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

2.1.1.   The Sponsor shall sell, transfer deliver, and assign all right, title and interest in and to its Acquired Securities to the Acquiror, free and clear of all Liens, other than those contained in Section 7 of the Letter Agreement, dated November 30, 2021, by and among the SPAC, the Sponsor and the SPAC's officers and directors (the "**Insider Letter**") and the SPAC's Organizational Documents, and restrictions imposed by the Securities Act of 1933, as amended (the "**Securities Act**"), or any applicable U.S. state securities laws and the SPAC shall cause its transfer agent to record such transfer as a book-entry in its register of members and otherwise to cause such transfer to be recorded in its books and records.

2.1.2.   The Sponsor and Prior Sponsor will each give Acquiror a POA to sign on its behalf with respect to the Retained Shares and the Prior Sponsor Retained Shares, respectively, any agreement that Acquiror enters into in connection with an Initial Business Combination or extension of time to consummate such an Initial Business Combination (including but not limited to any transfer agreement, forfeiture agreement or lockup agreement) relating to the Acquired Securities, provided that the Retained Shares and the Prior Sponsor Retained Shares shall be treated on a pro rata basis in a manner identical to the treatment of the Acquired Securities on a pro rata basis and that notwithstanding anything to the contrary contained herein, in the POA or otherwise, in no event shall the Retained Shares and the Prior Sponsor Retained Shares be treated on a pro rata basis, in connection with an Initial Business Combination or extension of time to consummate such an Initial Business Combination or otherwise, in any manner that is different to the treatment of the Acquired Securities on a pro rata basis, including but not limited to in respect of any transfer agreement, forfeiture agreement or lockup agreement relating to the Acquired Securities. The Sponsor shall also give Acquiror a POA to vote the Retained Shares in connection with an Initial Business Combination or extension of time to consummate such an Initial Business Combination.

2.1.3. Acquiror shall pay the Purchase Price to the Sponsor.

2.2. Cancellation of Private Warrants. At the Closing, Sponsor shall return, and the Prior Sponsor shall have executed the same documentation for the return of, all 11,700,000 Private Warrants held by Sponsor and Prior Sponsor to SPAC or to Continental for cancellation.

2.3. Closing. The closing of the transactions contemplated by this Agreement (the "**Closing**") shall take place by the electronic exchange of closing deliverables on the date hereof (the "**Closing Date**") concurrently with the execution and delivery of this Agreement by all Parties.

2.4. Closing Deliverables of the SPAC and the Sponsor. The SPAC and/or the Sponsor shall deliver or cause to be delivered to the Acquiror at or prior to the Closing:

2.4.1. Book entry records evidencing the Sponsor's ownership of the Acquired Securities;

2.4.2. An instrument of transfer in respect of the Acquired Securities executed by the Sponsor in favor of the Acquiror;

2.4.3. If required by Continental, Warrant powers and assignments from the Sponsor and Prior Sponsor for the Private Warrants being cancelled pursuant to this Agreement;

2.4.4. Written resignation letters of the officers and all of the directors of the SPAC other than Brian Coad (the "**Continuing Director**") effective subject to, and upon the consummation of, the Closing;

2.4.5. Evidence of resolutions adopted by the board of directors of the SPAC appointing Wei Qian as a director of the SPAC and as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of the SPAC (the "**New Principal**") effective subject to, and upon the consummation of, the Closing;

2.4.6. All of SPAC's (and any of its subsidiaries) Organizational Documents, minute books and the corporate seal, books of account, general, financial, tax and personnel records, invoices, shipping records, supplier lists, correspondence and other documents, records and files and computer software and programs to a location designated by Acquirer;

2.4.7. A certificate of good standing issued with respect to the SPAC by the Registrar of Companies of the Cayman Islands dated within twenty business days of the Closing;

2.4.8. Confirmation from the Sponsor and, to its knowledge, the Prior Sponsor, in form reasonably acceptable to Acquiror, that the SPAC has no liabilities of the type required to be set forth on a balance sheet prepared in accordance with GAAP other than those set forth on SPAC's most recent balance sheet, and that the SPAC is current with respect to vendors, including but not limited to counsel, accounting, bookkeeping, regulatory expenses and IT services other than as disclosed on Exhibits B and C;

2.4.9. Confirmation from the Sponsor and, to its knowledge, the Prior Sponsor, in form reasonably acceptable to Acquiror, that each of Barclays Capital Inc. and BTIG, LLC have (i) waived any and all fees or expenses, including deferred underwriting fees, payable to it by the SPAC and (ii) waived any and all rights of first refusal to arrange or lead any future financings and provide future advisory services for the SPAC or the SPAC's successor;

2.4.10. A waiver of all claims against the SPAC, signed by all necessary parties, including the Prior Sponsor, relating to the failure to change the SPAC's name as required by the Prior Takeover Agreement;

2.4.11. A stock power with medallion guarantee along with irrevocable instructions addressed to Continental instructing Continental to cancel all Retained Shares if the liabilities set forth on Exhibit B are not paid by the Sponsor within 30 days of the date the SPAC consummates its Initial Business Combination (the "**Irrevocable Instructions**");

2.4.12. An executed joinder agreement effective subject to, and upon the consummation of, the Closing for Acquiror to become a party to the Insider Letter and that certain Registration Rights Agreement, dated November 30, 2021, among the SPAC, the Prior Sponsor, the Sponsor and the Holders signatory thereto (the "**RRA**"); and

2.4.13. A standard indemnification agreement effective subject to, and upon the consummation of, the Closing executed by the SPAC indemnifying the New Principal as an officer and director of the SPAC effective as of the Closing Date.

2.5. <u>Closing Deliverables of the Acquiror</u>. The Acquiror shall deliver or cause to be delivered to the SPAC and the Sponsor at or prior to the Closing:

2.5.1. An executed joinder agreement effective subject to, and upon the consummation of, the Closing for Acquiror to become a party to the Insider Letter and the RRA; and

2.5.2. A certificate of good standing (or similar documents applicable for such jurisdictions) issued with respect to the Acquiror by the applicable Governmental Entity dated within five business days of the Closing.

3. **Liabilities**. The SPAC confirms to the Acquiror that (a) a true and correct list of its liabilities, cash balance, and trust balance as of December 31, 2024 is set forth as <u>Exhibit A</u> to this Agreement, (b) a true and correct list of unpaid invoices received by the SPAC as of the date hereof that SPAC or Sponsor will pay, or cause to be paid, or assume the liability for payment at or prior to the Closing is set forth on <u>Exhibit B</u> to this Agreement, (c) a true and correct list of unpaid invoices received by the SPAC as of the date hereof that will remain as liabilities of the SPAC after the Closing is set forth on <u>Exhibit C</u> to this Agreement and (d) the bank account balance for the SPAC as of June 18, 2025 is set forth on <u>Exhibit D</u> to this Agreement.

4. **Representations and Warranties of the SPAC .** The SPAC hereby represents and warrants to the Acquiror as of the date hereof as follows, which representations and warranties are relied upon by Acquiror in executing this Agreement. Wherever the terms "knowledge of SPAC" or "SPAC's knowledge" are used in this Agreement, including without limitation, in this Article 4, the terms shall mean the actual knowledge of Suresh Guduru and Brian Coad.

4.1. Organization.

4.1.1. The SPAC is an exempted company duly incorporated and validly existing under the Laws of the Cayman Islands. The SPAC has the power and authority and all material governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and to carry on its business as presently conducted.

4.1.2. The SPAC is duly incorporated, qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of the Cayman Islands.

4.2. Authorization. The SPAC has all corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by the SPAC of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the SPAC, except for the preparation, filing and mailing of the 14f Information Statement. This Agreement, assuming due authorization, execution and delivery of this Agreement by the other Parties hereto, constitutes the valid and binding obligation of the SPAC, enforceable against the SPAC in accordance with its terms, except as such enforceability may be limited by the applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting the enforcement of creditors' rights generally or by general equitable principles (the "**General Enforceability Exceptions**").

4.3. Capitalization.

4.3.1. The authorized share capital of the SPAC is $55,500 divided into (i) 500,000,000 Class A Shares, (ii) 50,000,000 Class B Shares and (iii) 5,000,000 preference shares, par value $0.0001 per share, of which (A) 5,954,986 Class A Shares are issued and outstanding as of the date of this Agreement, (B) one Class B Share is issued and outstanding as of the date of this Agreement, and (C) no preference shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding Class A Shares and Class B Shares (x) have been duly authorized and validly issued and are fully paid and non-assessable, (y) were issued in compliance in all material respects with applicable Law and the Organizational Documents of the SPAC and (z) were not issued in breach or violation of any preemptive rights or Contract. The SPAC has duly authorized and validly issued 23,200,000 SPAC Warrants (including the Private Warrants) that entitle the holders thereof to purchase 23,200,000 Class A Shares at an exercise price of $11.50 per share on the terms and conditions set forth in the Warrant Agreement.

4.3.2. Except as set forth on Schedule 4.3.2, there are (i) no options, warrants, calls, rights, convertible securities or Contracts to which the SPAC is a party or by which the SPAC is bound requiring the SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Securities of the SPAC or requiring the SPAC to grant, extend or enter into any such option, warrant, call or right to acquire any Equity Securities of the SPAC, (ii) no executory Contract requiring the SPAC to repurchase, redeem or otherwise acquire any Equity Securities of the SPAC , (iii) no outstanding debt securities of any kind convertible into or exchangeable or exercisable for Equity Securities of the SPAC,

(iv) no preemptive rights or rights of first offer or refusal or similar rights with respect to any Equity Securities of the SPAC and (v) no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of the SPAC.

4.4.   Non-Contravention; Governmental Approvals. No notices to, filings with, or authorizations, consents or approvals of any Governmental Entity are necessary for the execution or delivery by the SPAC of this Agreement or the consummation by the SPAC of the transactions contemplated by this Agreement, except for those that may be required under the Securities Act or the U.S. Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Except as set forth on Schedule 4.4, neither the execution or delivery by the SPAC of this Agreement nor the consummation by the SPAC of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the Organizational Documents of the SPAC, (b) result in a violation or breach of, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any Contract to which the SPAC is a party, (c) violate any applicable Order or Law of any Governmental Entity having jurisdiction over the SPAC or (d) except as contemplated by this Agreement, result in the creation of any Lien upon any material assets or properties of the SPAC (other than those arising under applicable securities Laws.

4.5.   Litigation. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the SPAC, there is no, and, since December 3, 2021, there has not been, any Action pending or, to the knowledge of the SPAC, threatened in writing against the SPAC. The SPAC is not subject to or bound by any outstanding Order that is or would reasonably be expected to be, individually or in the aggregate, material to the SPAC.

4.6.   Compliance with Laws; Permits; No Defaults.

4.6.1.   Except as set forth on Schedule 4.6.1, SPAC is not, has not been since April 19, 2024 and, to the SPAC's knowledge, from December 3, 2021 to April 19, 2024, was not, in non-compliance with any material Laws applicable to the SPAC.

4.6.2.   Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the SPAC, (i) the SPAC holds all permits, licenses, and authorizations from Governmental Entities necessary to own, lease and operate its properties and conduct its business as currently conducted (collectively, the "**Permits**") and (ii) each Permit is valid and in full force and effect either pursuant to its terms or by operation of law and no Governmental Entity has, to the knowledge of the SPAC, commenced an Action to revoke or suspend any Permit that is pending.

4.7.   SEC Reports; Financial Statements; Undisclosed Liabilities.

4.7.1.   Except as set forth on Schedule 4.7.1, the SPAC has timely filed or furnished all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to the Closing (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the "**SEC Reports**"). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such subsequent filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for the SEC SPAC Accounting Changes (as defined below), the financial statements of the SPAC included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the absence of complete footnotes) in all material respects the financial position of the SPAC as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended. The SPAC does not have any off-balance sheet arrangements that are not disclosed in the SEC Reports.

4.7.2.   The SPAC has no liabilities or obligations (absolute, accrued, contingent or otherwise), other than liabilities (i) that have arisen since the date of the most recent balance sheet included in the SEC Reports in the ordinary course of business (none of which relates to a breach of Contract, breach of warranty, tort, infringement or violation of applicable Law or Order) and are set forth on Exhibit B to this Agreement, (ii) incurred in connection with the negotiation, preparation or execution of this Agreement, the performance of its covenants or agreements in this Agreement or the consummation of the transactions contemplated hereby or thereby and are set forth on Exhibit B to this Agreement or (iii) as are set forth on Exhibit C.

4.7.3.   Except as set forth on Schedule 4.7.3, there are no obligations for the SPAC to transfer any securities or pay anyone fees in connection with the consummation of an Initial Business Combination.

4.7.4.   Except as set forth in Schedule 4.7.4 hereto, the SPAC has no obligations for indebtedness for borrowed money. There are no outstanding loans or reimbursable expenses owed by SPAC to the Sponsor, the Prior Sponsor, SPAC's officers or directors or any affiliate thereof and no other amounts are, or to the SPAC's knowledge will, after the Effective Date, be payable by SPAC to Sponsor, the Prior Sponsor, SPAC's officers or directors or any affiliate thereof related to any services provided to SPAC.

4.7.5.   To the SPAC's knowledge, prior to February 20, 2024, the SPAC maintained disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) and such disclosure controls and procedures were designed to ensure that material information relating to the SPAC is made known to the SPAC's principal executive officers and its principal financial officer. Prior to February 20, 2024, except as disclosed in the SEC Reports, such disclosure controls and procedures were effective in timely alerting the SPAC's principal executive officers and principal financial officer to material information required to be included in the SPAC's financial statements included in the SPAC's periodic reports required under the Exchange Act. Since February 20, 2024, except as set forth on Schedule 4.7.5, the SPAC has not changed its disclosure controls and procedures in any material way.

4.7.6.   Prior to February 20, 2024, to SPAC's knowledge, SPAC had established and maintained systems of internal accounting controls that were designed to provide reasonable assurance that (i) all transactions are executed in accordance with management's authorization and (ii) all transactions were recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the SPAC's assets. Prior to February 20, 2024, SPAC maintained books and records of the SPAC in the ordinary course of business that were accurate and complete and reflected the revenues, expenses, assets and liabilities of the SPAC in all material respects. Since February 20, 2024, except as set forth on Schedule 4.7.6, the SPAC has not changed its systems of internal accounting controls or how it maintains its books and records in any material way.

4.7.7.   Prior to February 20, 2024, except for any changes (including any required revisions to or restatements of the financial statements of the SPAC or the SEC Reports) to the SPAC's accounting or classification of the SPAC's outstanding redeemable shares as temporary, as opposed to permanent, equity that may have been required as a result of related statements by the SEC staff or recommendations or requirements of the SPAC's auditors (the "**SEC SPAC Accounting Changes**"), and except as disclosed in the SEC Reports, there has been no, and since February 20, 2024, the SPAC has not been advised by its auditors of any, (i) "significant deficiency" in the internal controls over financial reporting of the SPAC, as defined by the Public Company Accounting Oversight Board (the "**PCAOB**") (ii) "material weakness" in the internal controls over financial reporting of the SPAC, as defined by the PCAOB, or (iii) fraud, whether or not material, that involves management or other employees of the SPAC who have a significant role in the internal controls over financial reporting of the SPAC.

4.8.   Absence of Developments. Since the date of the most recent balance sheet included in the SEC Reports, no Material Adverse Effect has occurred. From the date of the most recent balance sheet through the date of this Agreement, except (x) as set forth on Schedule 4.8 hereto and (y) for the negotiation, preparation or execution of this Agreement, the performance by the SPAC of its covenants or agreements set forth this Agreement or the consummation by the SPAC of the transactions contemplated by this Agreement, the SPAC has not:

(a)   directly or indirectly issued, or entered into any Contract for the issuance of, redeemed, repurchased or repaid, or entered into any Contract for the redemption, repurchase or repayment of, any Equity Securities of the SPAC (or any rights in or to such Equity Securities of the SPAC);

(b)   (i) made any loans, advances or capital contributions to, or guarantees for the benefit of, or other investment in, any other Person (including, for the avoidance of doubt, any SPAC Related Party), or (ii) canceled or forgiven any debts owed to or claims held by it (including, for the avoidance of doubt, any debts owed by, or claims held against, any SPAC Related Party), other than, in the case of clause (i), the reimbursement of expenses of employees or other service providers in the ordinary course of business;

(c)   made (i) any payments to any SPAC Related Party (including pursuant to any SPAC Related Party Transaction), or (ii) any amendments or modifications to Contracts that constitute SPAC Related Party Transactions;

(d)   authorized or announced an intention to adopt, or otherwise effected, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving the SPAC;

(e)   adopted any amendments or modifications to the Organizational Documents of the SPAC (other than in connection with each Extension);

(f)   settled or compromised any Action (i) the performance of which would be reasonably likely to involve any payments by the SPAC in excess of $10,000 after the date of this Agreement, or (ii) that imposes any non-monetary obligations on the SPAC after the date of this Agreement;

(g)   entered into, amended or terminated any Contract of the SPAC (other than the Material SPAC Agreements (defined below); or

(h)   failed to make any extension payment to the Trust Account.

4.9   Brokers and Finders. Except as set forth on Schedule 4.9 hereto, the SPAC has not engaged any broker or finder or incurred any liability for any financial advisory fee, brokerage fee, commission or finder's fee, in each case, in connection with this Agreement or the transactions contemplated hereby.

4.10 <u>Taxes</u>. The SPAC has (a) timely filed all income and other material Tax Returns required to have been filed by it (taking into account any validly obtained extensions) and all such Tax Returns are true, correct and complete in all material respects, (b) timely paid all income and other material Taxes due and payable by it, and (c) complied in all material respects with all applicable Laws relating to the withholding of Taxes and timely collected or withheld and paid over to the proper Governmental Entity all material amounts required to be so collected or withheld and paid over by it. The SPAC is not the subject of any current Action with regard to any Taxes, and there are no Liens for Taxes upon the assets of the SPAC (other than Liens for Taxes not yet due and payable).

4.11. <u>Related Party Transactions</u>. Except as set forth on Schedule 4.11 hereto, no officer, member of the board of directors (or similar governing body) or Affiliate of the SPAC or, to the knowledge of the SPAC, any immediate family member of the foregoing, (a) has any material outstanding indebtedness for borrowed money to the SPAC (other than in connection with ordinary course expense advances and similar arrangements), (b) owns any material property or asset used in the business of the SPAC or (c) is party to any Contract or transaction with the SPAC under which the SPAC has any continuing obligations (any of the foregoing, a "**SPAC Related Party Transaction**" and each such Person referred to in this Section 4.10, a "**SPAC Related Party**").

4.12 <u>Material SPAC Contracts</u>. Schedule 4.12 hereto sets forth a list of the following Contracts to which the SPAC is, as of the date of this Agreement, party or bound by (excluding this Agreement and any agreement under which no obligations of the SPAC remain outstanding) (such Contracts, collectively, the "**Material SPAC Agreements**"):

(a) all Contracts containing (A) a covenant that prohibits in any material respect the ability of the SPAC from engaging in any line of business or competing with any non-affiliated Person or (B) exclusivity, "most favored nation" or similar provisions in favor of any Person;

(b) all Contracts that govern any partnership or joint venture arrangement (including the Prior Takeover Agreement and any similar arrangement) with any Person;

(c) all Contracts that relate to the future disposition or acquisition of material assets or properties by the SPAC, except for any Contract related to the transactions contemplated hereby (other than non-disclosure agreements entered into in the ordinary course of business which do not contain exclusivity or other similar provisions);

(d) any Contract under which the SPAC is lessee of or holds or operates, in each case, any tangible property (other than real property) owned by any other Person;

(e) any Contracts with any directors, officers, employees or other consultants or individual service providers of the SPAC;

(f) all Contracts pursuant to which the SPAC has incurred as of the date of this Agreement, or may incur pursuant to the express terms thereof, indebtedness for borrowed money;

(g) any settlement, conciliation or similar Contract and any non-redemption, transfer or forfeiture Contract (A) the performance of which would involve any payments by the SPAC after the date of this Agreement or (B) that imposes any material, non-monetary obligations on the SPAC after the date of this Agreement;

(h)   all Contracts that constitute SPAC Related Party Transactions; and

(i)   any other Contract the performance of which requires annual payments to or from the SPAC and that is not terminable without penalty or payment upon less than thirty (30) days' prior written notice by the SPAC.

(i) Each of the Material SPAC Agreements is in full force and effect and constitutes a valid, binding and enforceable obligation of the SPAC party thereto and, to the knowledge of the SPAC, the other parties thereto (in each case, subject to General Enforceability Exceptions), (ii) the SPAC has not received written notice that it is or is alleged to be in breach of or default under any Material SPAC Agreement, and (iii) the SPAC has not received written notice that any counterparty is or is alleged to be in breach of or default under any Material SPAC Agreement, except, in the case of any of <u>clauses (i)</u> through <u>(iii)</u> above, as is not and would not reasonably be expected to be, individually or in the aggregate, material to the SPAC.

4.13   <u>Trust Account</u>. As of the Closing, the SPAC has at least Two Million Four Hundred Thousand Dollars ($2,400,000) (the "**Trust Amount**") in the trust account established by the SPAC (the "**Trust Account**") pursuant to that certain Investment Management Trust Agreement, dated as of November 30, 2021 (the "**Trust Agreement**"), by and between the SPAC and Continental, with such funds invested in United States government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 or are held in one or more demand deposit accounts, and held in trust by Continental pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the SPAC, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by the SPAC or Continental, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by the SPAC. The SPAC is not a party to or bound by any side letters with respect to the Trust Agreement or (except for the Trust Agreement) any Contracts, arrangements or understandings, whether written or oral, with Continental or any other Person that would (a) cause the description of the Trust Agreement in the forms, reports, schedules, registration statements and other documents filed by the SPAC with the SEC, including all amendments, modifications and supplements thereto to be inaccurate in any material respect or (b) explicitly by their terms, entitle any person (other than (i) the SPAC shareholders who shall have exercised their rights to redeem their Class A Shares and (ii) the SPAC, with respect to income earned on the proceeds in the Trust Account to cover any of its income tax obligations and up to one hundred thousand ($100,000) of interest on such proceeds to pay dissolution expenses), to any portion of the proceeds in the Trust Account. Since December 3, 2021, the SPAC has not released any money from the Trust Account, except in accordance with the Trust Agreement, Organizational Documents of the SPAC and the Extensions. There are no Actions (or to the knowledge of the SPAC, investigations) pending or, to the knowledge of the SPAC, threatened with respect to the Trust Account.

5.   **Representations and Warranties of the Sponsor** . The Sponsor hereby represents and warrants to the Acquiror as of the date hereof as follows, which representations and warranties are relied upon by Acquiror in executing this Agreement. Wherever the terms "knowledge" or "Sponsor's knowledge" are used in this Agreement, including without limitation, in this Article 5, the terms shall mean the actual knowledge of the Sponsor after reasonably diligent inquiry.

5.1.   <u>Organization</u>.

5.1.1.	The Sponsor is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

5.1.2.	The Sponsor is duly organized, qualified or licensed to transact business and is in good standing in Delaware.

5.2.	Authorization. The Sponsor has all power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by the Sponsor of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of the Sponsor. This Agreement, assuming due authorization, execution and delivery of this Agreement by the Acquiror, has been duly executed by the Sponsor and constitutes the valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions.

5.3.	Non-Contravention; Governmental Approvals. No notices to, filings with, or authorizations, consents or approvals of any Governmental Entity are necessary for the execution or delivery by the Sponsor of this Agreement or the consummation by the Sponsor of the transactions contemplated by this Agreement. Neither the execution by the Sponsor of this Agreement nor the consummation by the Sponsor of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the Organizational Documents of the Sponsor, (b) result in a violation or breach of, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any Contract to which the Sponsor is a party, (c) violate any applicable Order or Law of any Governmental Entity having jurisdiction over the Sponsor or (d) except as contemplated by this Agreement, result in the creation of any Lien upon any material assets or properties of the Sponsor (other than those arising under applicable securities Laws), except, in each case, as would not have a Material Adverse Effect.

5.4.	Title to Acquired Securities. The Sponsor is the legal, record and beneficial owner and holder of its Acquired Securities and has good and valid title to its Acquired Securities free and clear of all Liens, other than those restrictions imposed by the Insider Letter, the Organizational Documents of the SPAC, the Securities Act or any applicable U.S. state securities laws. The Sponsor is not a party to any option, warrant, equity right, purchase right or other contract or commitment, including any non-redemption agreement, forward purchase agreement or similar arrangement, that would require the Sponsor to offer, sell, transfer or otherwise offer or dispose of the Acquired Securities, other than this Agreement.

5.5.	Litigation. Except as is not and would not reasonably be excepted to, individually or in the aggregate, have a Material Adverse Effect, there is no, and, to the Sponsor's knowledge, since December 3, 2021 there has not been, any Action pending or threatened in writing against the SPAC. The Sponsor is not subject to or bound by any outstanding Order that is or would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.6.	Brokers and Finders. Except as set forth on Schedule 5.6 hereto, the Sponsor has not engaged any broker or finder or incurred any liability for any financial advisory fee, brokerage fee, commission or finder's fee, in each case, in connection with this Agreement or the transactions contemplated hereby.

5.7.	Transfer Agreements. Except as set forth on Schedule 5.7, there are no obligations for the SPAC to transfer any securities or pay anyone fees in connection with the consummation of an Initial Business Combination.

6.   **Representations and Warranties of the Acquiror**. The Acquiror hereby represents and warrants to the SPAC and Sponsor as follows:

6.1.   Organization. The Acquiror is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. The Acquiror (a) has the requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as presently conducted and (b) is duly qualified as a foreign company for the transaction of business under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification, except, in each case, as would not reasonably be expected to prevent or materially delay the Closing.

6.2.   Authorization. The Acquiror has all limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by the Acquiror of the transactions contemplated by this Agreement have been duly authorized by all necessary limited liability company action on the part of the Acquiror. This Agreement, assuming due authorization, execution and delivery of this Agreement by the other Parties hereto, constitutes the valid and binding obligation of the Acquiror, enforceable against the Acquiror in accordance with its respective terms, except as limited by the General Enforceability Exceptions.

6.3.   Non-Contravention; Governmental Approvals. No notices to, filings with, or authorizations, consents or approvals of any Governmental Entity are necessary for the execution or delivery by the Acquiror of this Agreement or the consummation by the Acquiror of the transactions contemplated by this Agreement, except for those that would not reasonably be expected to prevent or materially delay the Closing. Neither the execution or delivery by the Acquiror of this Agreement nor the consummation by the Acquiror of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the Acquiror's Organizational Documents, (b) result in a violation or breach of, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material Contract to which the Acquiror is a party or (c) violate any applicable Order or Law of any Governmental Entity having jurisdiction over the Acquiror, except, in the case of any of clauses (b) through (c), as would not reasonably be expected to prevent or materially delay the Closing.

6.4.   Investment Purpose and Restrictions. The Acquiror is acquiring the Acquired Securities for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations in this Section 6.4, the Acquiror reserves the right to dispose of all or part of such Acquired Securities at any time in accordance with or pursuant to an available exemption under the Securities Act and pursuant to the restrictions set forth in the Insider Letter. The Acquiror acknowledges that such Acquired Securities have not been registered under the Securities Act or any applicable state securities Law.

6.5.   Accredited Investor Status. The Acquiror is an "accredited investor" as that term is defined in Rule 501 of Regulation D, as promulgated under the Securities Act.

6.6.   Reliance on Exemptions. The Acquiror understands that the Acquired Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities Laws and that the SPAC and Sponsor are relying in part upon the truth and accuracy of, and the Acquiror's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Acquiror set forth in this Section 6 in order to determine the availability of such exemptions and the eligibility of the Acquiror to acquire such Acquired Securities.

6.7.   <u>Information; Risk</u>. The Acquiror and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the SPAC and other information the Acquiror deemed material to making an informed investment decision regarding its purchase of the Acquired Securities, which have been requested by the Acquiror and has been afforded: (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the SPAC and the Sponsor concerning the terms and conditions of the sale of the Acquired Securities and the merits and risks of investing in the Acquired Securities; (ii) access to information about the SPAC and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that each of the SPAC and the Sponsor possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. The Acquiror has such knowledge, sophistication and experience in investing, business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in such membership interest and has so evaluated the merits and risks of such investment. The Acquiror has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of such membership interest. Without limiting the foregoing, the Acquiror has carefully considered the potential risks relating to the investment in the SPAC, and fully understands that the Acquired Securities are a speculative investment that involves a high degree of risk of loss of the Acquiror's entire investment and the Acquiror is able to bear the economic risk of an investment in the Acquired Securities and, at the present time, is able to afford a complete loss of such investment.

6.8.   <u>Brokers and Finders</u>. There is no Person acting on behalf of the Acquiror who is entitled to or has any claim for any financial advisory, brokerage or finder's fee or commission in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby for which the SPAC and the Sponsor would be liable prior to Closing.

7.   **<u>Covenants</u>**.

7.1.   <u>Termination of Related Party Contracts</u>. Prior to the Closing, other than as set forth on Schedule 7.1 hereto, the Sponsor and the SPAC shall each terminate all SPAC Related Party Contracts with no further liability to the SPAC and make any payments due thereunder such that there is no further liability to the SPAC (including by using cash in the operating account of either the Sponsor or the SPAC). Following the settlement and termination of the liabilities contemplated by this Section 7.1, to the knowledge of the SPAC and Sponsor, the SPAC shall have no further liabilities except as set forth on Exhibit B and C.

7.3   <u>D&O Insurance; Indemnification</u>. If the Acquiror causes the SPAC's existing director and officer insurance policy to be amended or Acquiror causes the SPAC to purchase a new director and officer insurance policy, such amended or new director and officer insurance policy shall cover the SPAC's pre-Closing directors and officers. From and after the Closing, the Acquiror agrees that it shall indemnify and hold harmless each present and former director, manager, officer and employee of the SPAC (each, an "<u>Indemnified Person</u>") against any costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the SPAC would have been permitted under applicable Law and its Organizational Documents in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, until the earlier of the date that the SPAC consummates an Initial Business Combination or liquidates, Acquirer shall cause the SPAC (i) to maintain provisions in SPAC's Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the SPAC's former and current officers, directors, employees and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of the SPAC, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

7.4   SPAC Management and 14f-1 Information Statement. After the Closing, the board of directors of the SPAC will consist of the Continuing Director and the New Principal. Promptly after the Closing, Acquiror will cause the SPAC to prepare and file with the SEC a 14f-1 information statement ("**14f Information Statement**") to be mailed to the shareholders of the SPAC notifying them of the change in the board of the SPAC as provided for herein. On the 11th day after Acquiror sends the 14f-1 information statement to the shareholders of the SPAC (the "**14f Waiting Period**"), the Continuing Director will resign and Acquiror and/or New Principal will add three independent directors to the board of the SPAC.

7.5   Non-Redemption Transfers. The Sponsor acknowledges that, pursuant to the Non-Redemption Agreements, the Prior Sponsor agreed to transfer an aggregate of 443,577 Class A Shares to the non-redemption investors upon the consummation of an Initial Business Combination in consideration for such investors agreeing not to redeem their shares in connection with a vote to amend the SPAC's Organizational Documents. The Prior Sponsor shall be solely responsible for any transfers and/or forfeitures of Class A Shares to such Non-Redemption Investors. Schedule 7.5 hereto sets forth each of the required transfers and/or forfeitures.

7.6   Filing of Periodic Reports. As promptly as possible after the Closing Date, the Acquiror shall cause SPAC to file its annual reports on Form 10-K for the years ended March 31, 2024 and 2025 and its quarterly reports on Form 10-Q for the quarters ended June 30, 2024, September 30, 2024 and December 31, 2024. Acquiror and Sponsor agree to share equally in the costs related to filing the periodic reports through the year ended March 31, 2025, with total costs borne by the Sponsor not to exceed $25,000.

7.7   Registered Office. Sponsor shall reasonably cooperate and take all action that is reasonably requested by Acquiror and reasonably necessary to transfer the Cayman Islands registered office of the SPAC following the Closing Date to one designated by Acquiror.

7.8   Further Assurances. Subject to the terms and conditions of this Agreement, each Party will use its commercially reasonable efforts, and will cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under Contracts, applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement. The Parties hereto will further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

7.9   Liabilities. If the unpaid invoices set forth on Exhibit B are not paid by Sponsor within 30 days of the consummation of the Initial Business Combination, the SPAC shall deliver the Irrevocable Instructions to Continental to cancel the Retained Shares.

8. **Fees and Expenses**. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the transactions are consummated. From and after the Closing, Acquiror shall be responsible for all liabilities of the SPAC, including the orderly liquidation and dissolution of the SPAC if it is unable to consummate an Initial Business Combination. For the avoidance of doubt, all fees and expenses of legal counsel for the Sponsor in connection with reviewing any documentation relating to the SPAC following the Closing Date (including without limitation the 14f Information Statement) shall be borne by the Sponsor.

9. **Severability**. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such provision(s) had never been contained herein, provided that such provision(s) shall be curtailed, limited or eliminated only to the extent necessary to remove the invalidity, illegality or unenforceability in the jurisdiction where such provisions have been held to be invalid, illegal, or unenforceable.

10. **Titles and Headings**. The titles and section headings in this Agreement are included strictly for convenience purposes.

11. **No Waiver**. It is understood and agreed that no failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

12. **Governing Law; Submission to Jurisdiction**. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, without regard to its conflicts of laws rules that would permit or mandate the application of the laws of any other jurisdiction. Each Party (a) irrevocably submits to the exclusive jurisdiction of any state or federal court located in New York, New York (or in any other court in the State of New York or any appellate court thereof) (collectively, the "**Courts**"), for purposes of any action, suit or other proceeding arising out of this Agreement; and (b) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or proceeding in any of the Courts, irrevocably waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum and further irrevocably waives the right to object, with respect to such action, suit or other proceeding, that such Court does not have any jurisdiction over such Party. Any Party may serve any process required by such Courts by way of notice.

13. **WAIVER OF JURY TRIAL**. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

14. **Entire Agreement**. This Agreement contains the entire agreement between the Parties and supersedes any previous understandings, commitments or agreements, oral or written, with respect to the subject matter hereof. No modification of this Agreement or waiver of the terms and conditions hereof shall be binding upon either Party, unless mutually approved in writing.

15. **Counterparts**. This Agreement may be executed in counterparts (delivered by email or other means of electronic transmission), each of which shall be deemed an original and which, when taken together, shall constitute one and the same document.

16. **Notices**. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email or other electronic means, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice).

If to the Acquiror: Valleypark Road, LLC
732 S 6th Street, #4303
Las Vegas, NV 89101
Attn: Xinying Wu
Email:

With a copy to:
Graubard Miller
405 Lexington Avenue
New York, NY 10174
Attn: David Alan Miller; Jeffrey M. Gallant
Email: dmiller@graubard.com; jgallant@graubard.com

If to the SPAC: Piermont Valley Acquisition Corp.
44320 Osgood Road
Freemont, CA 94539
Attn: Brian Coad
Email: bcoad@carticaspac.com

If to the Sponsor: Vikasati Partners LLC
44320 Osgood Road
Freemont, CA 94539
Attn: Brian Coad
Email: bcoad@carticaspac.com

With a copy to:
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York ,New York 10105
Attn: Barry Grossman, Lijia Sanchez
Email: bigrossman@egsllp.com; lsanchez@egsllp.com

17. **Binding Effect; Assignment**. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of

the other Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

18.   **Third Parties**. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party; provided, that, notwithstanding the foregoing the Indemnified Persons are intended third-party beneficiaries of, and may enforce, Section 7.3.

19.   **Specific Performance**. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

20.   **Trust Account Waiver**.   Each of the Acquiror and Sponsor understands that, as described in the final prospectus of the SPAC, dated as of November 30, 2021 and filed with the U.S. Securities and Exchange Commission (File No. 333-260513) on December 2, 2021 (the "**Prospectus**"), the SPAC has established the Trust Account containing the proceeds of the SPAC's initial public offering and the overallotment securities acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC's public shareholders, and that the SPAC may disburse monies from the Trust Account only: (a) to the public shareholders in the event they elect to redeem their Class A Shares in connection with the consummation of an Initial Business Combination or in connection with certain amendments to the SPAC's Organizational Documents, (b) to the public shareholders if SPAC fails to consummate an Initial Business Combination within time period pursuant to the SPAC's Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses or (d) to SPAC after or concurrently with the consummation of an Initial Business Combination. For and in consideration of the SPAC and Sponsor entering into this Agreement and discussions with the Acquiror regarding the possible transactions contemplated hereby, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Acquiror and Sponsor hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, neither it nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom (other than to the SPAC upon consummation of an Initial Business Combination), or make any claim against the Trust Account (including any distributions therefrom (other than to the SPAC upon consummation of an Initial Business Combination)), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the "**Released Claims**"). Each of the Acquiror and Sponsor on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that it or any of its Affiliates may have against the Trust Account (including any distributions therefrom (other than to the SPAC upon consummation of an Initial Business Combination)) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom (other than to the SPAC upon consummation of an Initial Business Combination)) for any reason whatsoever. Each of the Acquiror and Sponsor agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the SPAC to induce it to

enter into this Agreement, and each of the Acquiror and Sponsor further intends and understands such waiver to be valid, binding and enforceable against such party and each of its Affiliates under applicable Law. The provisions of this paragraph shall survive termination of this Agreement.

21. **Representation by Counsel**. Each Party acknowledges that it has been advised by legal and any other counsel retained by such party in its sole discretion. Each Party acknowledges that such party has had a full opportunity to review this Agreement and all related exhibits, schedules and ancillary agreements and to negotiate any and all such documents in its sole discretion, without any undue influence by any other party hereto or any third party. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.

<center>[remainder of page intentionally left blank; signature page follows]</center>

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered, all as of the Effective Date.

ACQUIROR:

VALLEYPARK ROAD, LLC

Xinying Wu

By: Xinying Wu
Title: Managing Member

SPAC:

PIERMONT VALLEY ACQUISITION CORP.

By: ____
Name:
Title:

SPONSOR:

VIKASATI PARTNERS LLC

By: ____
Name:
Title:

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered, all as of the Effective Date.

ACQUIROR:

VALLEYPARK ROAD, LLC

_____

By:
Title:

SPAC:

PIERMONT VALLEY ACQUISITION CORP.

By: _Suresh Guduru_____

Name: Suresh Guduru
Title: Chairman and CEO

SPONSOR:

VIKASATI PARTNERS LLC

By: _Suresh Guduru_____

Name: Suresh Guduru
Title: Managing Member

EXHIBIT A

As of December 31,2024

Liabilities

Walkers	$	71,224.70	Cayman counsel
Walkers		2,629.88	Cayman registration and entity compliance
EGS		30,000.00	Corp Counsel Retainer - New Sponsor
EGS		274,244.88	Corp Counsel and Transaction Fees
CST		88,277.45	Trustee and Admin
Toppan		38,755.00	SEC printer costs
Brio		32,500.00	Financial Statement Prep
Say Technologies		453.09	NOBO requests
	$	538,085.00	
Cash Balance	$	22,915.23	
Trust Balance	$ 13,924,042.80		

EXHIBIT B

Name of Vendor	Amount Owed
Walkers	$ 50,000
Ellenoff Grossman & Schole LLP	227,261
Brio Financial	17,500
Toppan Merrill	20,000
Continental Stock Transfer & Trust Company	10,000
Continental Stock Transfer & Trust Company [1]	TBD

[1] Additional extension costs of up to $9,500 to be split 50 /50 between current sponsor and new sponsor

EXHIBIT C

Name of Vendor	Amount Owed
Broadridge	$ 628.06
Walkers Corporate	1,576.83
Say Technologies	479.13
Continental Stock Transfer & Trust Company	25,503.26
Continental Stock Transfer & Trust Company [1]	TBD

[1] Additional extension costs of up to $9,500 to be split 50 /50 between current sponsor and new sponsor

EXHIBIT D

Bank Account	**Date**	**Balance**
Citi 31303418	June 18, 2025	$29.41